Exhibit (e)(1)

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to beneficial ownership of the common stock as of March 1, 2007, by (i) each stockholder that we know is the beneficial owner of more than 5 percent of the common stock, (ii) each director and nominee for director, (iii) each of the executive officers named in the Summary Compensation Table set forth under the section entitled “Compensation of Executives,” and (iv) all executive officers and directors as a group. We have relied exclusively upon information provided to us by our directors and executive officers and copies of documents sent to us that have been filed with the Securities and Exchange Commission by others for purposes of determining the number of shares each person beneficially owns. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and generally includes those persons who have voting or investment power with respect to the securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our common stock beneficially owned by them. Percentage ownership in the table below is based on 34,589,006 shares of common stock outstanding as of March 1, 2007. Shares of our stock subject to options that are exercisable within 60 days of March 1, 2007, are also deemed outstanding for purposes of calculating the percentage ownership of that person, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Unless otherwise indicated, the address for each stockholder listed in the table is 1910 E. Innovation Park Drive, Tucson, Arizona 85755.

Name and Address of Beneficial Owner	Number of Shares		Percent of Common Shares
Fidelity Investments 82 Devonshire Street Boston, MA 02109	4,742,751		13.71
Jack Schuler(1)	3,335,665	†	9.64	†
Artisan Partners LP 875 East Wisconsin Avenue Milwaukee, WI 53202	2,415,200		6.98
Oracle Investment Management, Inc. 200 Greenwich Avenue Greenwich, CT 06830	2,313,702		6.69
John Patience(2)	1,977,834		5.72
Christopher Gleeson(3)	590,494		1.71
Edward Giles(4)	342,223		*
Thomas Grogan, M.D.(5)	245,209		*
James Weersing(6)	195,194		*
Hany Massarany(7)	176,858		*
Mark Miller(8)	164,941		*
Nicholas Malden(9)	146,080		*
Thomas Brown(10)	41,768		*
Timothy Johnson(11)	32,601		*
Rod Dammeyer(12)	32,411		*
Mark Tucker(13)	30,218		*
All Directors and Officers as a group (13 persons)	7,311,496	†	21.14	†

*	Less than 1%

(1)

Includes 558,083 shares issuable upon the exercise of options exercisable within 60 days of March 1, 2007, held by Mr. Schuler; 12,500 shares held in the name of Mr. Schuler’s wife; and 441,074 shares beneficially owned by the Schuler Family Foundation.†

†	The table above should have reflected Mr. Schuler beneficially owning 3,562,970 shares as of March 1, 2007, which equals 10.14% of outstanding shares, and all Directors and Officers as a group beneficially owning 7,538,801 shares, which equals 21.80% of outstanding shares. Footnote (1) above should have reflected 227,305 shares held by the Schuler Family Foundation, of which Mr. Schuler serves as Chairman, and 441,074 shares held collectively in trust for the benefit of his adult children, with Mr. Schuler serving as Trustee.

(2)	Includes 752,083 shares issuable upon the exercise of options exercisable within 60 days of March 1, 2007, held by Mr. Patience, as well as 9,600 shares held in the name of Mr. Patience’s wife.

(3)	Includes 493,779 shares issuable upon the exercise of options exercisable within 60 days of March 1, 2007, held by Mr. Gleeson.

(4)

Includes 111,141 shares issuable upon the exercise of options exercisable within 60 days of March 1, 2007, held by Mr. Giles. It also includes 114,750 shares beneficially owned by Edward Giles IRA and 20,000 shares beneficially owned by the Giles Family Trust.

(5)	Includes 181,438 shares issuable upon exercise of options exercisable within 60 days of March 1, 2007, held by Dr. Grogan.

(6)

Includes 76,626 shares issuable upon the exercise of options exercisable within 60 days of March 1, 2007, held by Mr. Weersing, and 118,568 shares beneficially owned by James Weersing and Mary Weersing, Trustees of the Weersing Family Trust U/D/T dated April 24, 1991.

(7)	Includes 164,598 shares issuable upon exercise of options exercisable within 60 days of March 1, 2007, held by Mr. Massarany.

(8)	Includes 124,141 shares issuable upon exercise of options exercisable within 60 days of March 1, 2007, held by Mr. Miller.

(9)	Includes 130,360 shares issuable upon exercise of options exercisable within 60 days of March 1, 2007, held by Mr. Malden.

(10)	Represents 41,768 shares issuable upon the exercise of options exercisable within 60 days of March 1, 2007, held by Mr. Brown.

(11)	Represents 32,601 shares issuable upon the exercise of options exercisable within 60 days of March 1, 2007, held by Mr. Johnson.

(12)	Represents 32,411 shares issuable upon the exercise of options exercisable within 60 days of March 1, 2007, held by Mr. Dammeyer.

(13)	Includes 18,600 shares issuable upon the exercise of options exercisable within 60 days of March 1, 2007, held by Mr. Tucker.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction and Summary

The Compensation Discussion and Analysis (CD&A) is intended to provide our stockholders information about the compensation we paid to our senior management and directors for service during 2006 and also provide insight into the way in which we intend to compensate senior management and directors in 2007 and the near future. The CD&A addresses and explains the numerical and related information contained in the Summary Compensation Table as well as information regarding executive compensation events and developments in early 2007. Named Executive Officers (“NEOs”) for the purpose of the proxy statement and CD&A consist of our Chief Executive Officer (“CEO”), our Chief Financial Officer (“CFO”), and our three most highly compensated other executive officers. Our NEOs for 2006 were:

•	Christopher Gleeson: President, Chief Executive Officer, and Director

•	Nicholas Malden: Senior Vice President, Chief Financial Officer, and Corporate Secretary

•	Hany Massarany: Executive Vice President, World Wide Operations

•	Timothy Johnson: Senior Vice President, Global Business Services

•	Mark Tucker: Senior Vice President, General Counsel

The Compensation Committee

The Compensation Committee of the Board of Directors (the “Committee) is responsible for the administration of our compensation programs including base salaries of our executive officers and various types of incentive compensation. The Committee oversees all grants of equity-based awards to NEOs and other employees. The Committee works closely with internal human resources management and may at its discretion employ outside experts to assist in the structuring and administration of compensation programs. Recently, the Committee engaged Sibson Consulting, a division of the Segal Company, to provide guidance on the compensation structure for senior management in 2007. Sibson was engaged to assist the Committee in identifying best practices and in establishing guidelines for compensating our executives. We do not believe that the results of this engagement are likely to materially change compensation levels from 2006 to 2007. Additional responsibilities and authorities of the Compensation Committee are documented in the Compensation Committee Charter which can be viewed on our website at www.ventanamed.com.

During 2006 four non-employee directors consisting of Thomas Brown, Mark Miller, John Patience, and James Weersing served on the Compensation Committee. Other than John Patience, none of the members of the Compensation Committee has been, or is an officer or employee of Ventana. Mr. Patience’s employment with Ventana ended in 1999.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves on the Board of Directors or Compensation Committee of a company that has an executive officer that serves on our Board of Directors or Compensation Committee. Similarly, no member of our Board of Directors is an executive officer of a company in which one of our executive officers serves as a member of the Board of Directors or Compensation Committee of that company.

Compensation Philosophy

The Committee believes that senior management should be compensated based on their individual contributions to the cumulative success of the Company. We believe that a skilled senior management team is essential to the success of the Company and that compensation must be competitive in order to attract and retain such individuals. Accordingly, we compensate our senior management through a mix of base salary, incentive cash bonuses, and grants of equity-based awards designed to be competitive with comparable employers and align management’s incentive with the long-term goals of our stockholders. We reevaluate annually each component of compensation and the total of these components for its competitiveness relative to our industry peer group and adjust these amounts as the Committee believes appropriate. The Committee’s primary objective is to ensure that the Company continues to realize stockholder value through attracting and retaining a skilled senior management team.

Targeted Overall Compensation

Our annual process of setting NEO compensation begins with establishing a target for each executive’s total compensation. This target assumes that each NEO serves the entire year and that the Company achieves goals commensurate with 100 percent of equity and incentive cash bonus being earned. We generally refer to this total compensation as the targeted total direct compensation (“targeted TDC”). Targeted TDC for our NEOs is determined based on the following factors: (i) industry and peer group analysis; (ii) responsibilities, scope, and complexity of the NEO’s position; (iii) judgments concerning the performance of each individual’s past and expected future contributions; and (iv) past achievements relative to other executives’ responsibilities and base salary levels. The Committee intends to establish each compensation package to reward senior management for the achievement of various financial measures, primarily those pertaining to the profitable growth of the Company. We believe that establishing a peer group and evaluating compensation against this group ensures that senior management compensation is competitive, and fair. A peer group is determined annually from public companies in the medical diagnostics industry with annual revenue between $100 million and $600 million. In 2006 Ventana set the peer group as:

Affymetrix, Inc.	Idexx Laboratories, Inc.
American Medical Systems Holdings, Inc.	Immucor, Inc.
Arrow International, Inc.	Integra Life Sciences Holdings Corporation
Biosite, Inc.	Intuitive Surgical, Inc.
Conmed Corporation	Inverness Medical Innovations, Inc.
Datascope Corporation	Kyphon, Inc.
Diagnostic Products Corporation	Mentor Corporation
Digene Corporation	Resmed, Inc.
Donex Corporation DE	Thoratec Corporation
Gen Probe, Inc.	Wright Medical Group, Inc.

From this peer group compensation data is gathered for the group’s five most highly compensated executives.

For 2006, we set the targeted TDC for our CEO, Christopher Gleeson, between the 50th and 75th percentile of the peer group. This targeted TDC consisted of a base salary, an incentive cash bonus (“bonus”), and equity-based award component as apportioned at the discretion of the Compensation Committee. Typically, incentive compensation comprises a larger portion of targeted TDC than base salary to closely align stockholders’ expectations for high growth with the motivations of our CEO. The resulting targeted TDC for Mr. Gleeson in 2006 was $2.1 million of which he earned $1.8 million. In 2007, while targeted TDC will not change from the 50th to 75th percentile target range, the allocation of each component of compensation is apportioned to be more closely aligned with the peer group. Accordingly, we calculated Mr. Gleeson’s targeted TDC for 2007 as the sum of base salary set at approximately the 25th percentile to the peer group, equity-based awards set at the 50th percentile to the peer group, and incentive cash bonus set to the level that makes targeted TDC between the 50th and 75th percentiles, assuming 100 percent of the incentive cash bonus is earned. This compensation structure is intended to motivate and retain Mr. Gleeson, while aligning his incentives with the financial goals of management and the Board of Directors. Ventana anticipates performing a similar analysis annually to ensure the compensation of our CEO remains competitive within our rapidly evolving industry.

In 2006, the targeted TDC for the remaining four NEOs was established between the 50th and 75th percentiles to the peer group. Similar to the CEO, each NEOs’ total targeted compensation consists of a base salary, a bonus, and an equity award component. The experience, responsibilities, and performance of each NEO determines the exact level of compensation relative to the other NEOs. For 2006, our second most highly compensated NEO was Hany Massarany, our Executive Vice President of Worldwide Operations, whose total targeted compensation was $1.1 million of which he earned $1.0 million. Mr. Massarany’s total compensation is higher than the other NEOs based on the relative value and impact of the position and his performance. The targeted TDC for our CFO, Nicholas Malden, was set at $832,000 of which he earned $382,000. The targeted TDC for our Senior Vice President of Global Business Operations, Timothy Johnson was set at $1.0 million of which he earned $309,000. The targeted TDC for our Senior Vice President and General Counsel, Mark Tucker was set at $721,000 of which he earned $577,000. For each NEO, the difference between the targeted TDC and the amount earned is the variance between the targeted performance measures and the performance measures achieved, which directly impacts bonus compensation. For Messrs. Johnson and Malden the difference can additionally be contributed to their receiving little or no equity awards in 2007 due to their decisions to resign from the Company. The targets and actual results of our bonus plan are discussed in the section below entitled “Compensation Components—Incentive Cash Bonus.”

In 2007, the Committee elected to focus on internal equity relative to the Chief Executive Officer rather than a solely external evaluation. In the calculation of targeted TDC for 2007, we utilized our CEO’s targeted TDC as the benchmark on which the other NEOs’ targeted TDC was based. Our guiding principle is that the differential between the compensation of the CEO and the next most highly compensated executive is generally not greater than 33 percent. This is intended to ensure that CEO compensation is reasonable compared with other senior management at the Company. As in 2006, in 2007 our second highest targeted TDC is for Hany Massarany. For 2007, Mr. Massarany’s targeted TDC is set at approximately 67 percent of the CEO’s targeted TDC. The remaining NEOs; Messrs. Malden, Johnson, and Tucker each had targeted TDC for 2007 set at generally not less than 50 percent of the CEO’s targeted TDC. Targeted TDC for Messrs. Malden, Massarany, Johnson, and Tucker were also compared against the compensation levels of equivalent positions within the industry peer group for reasonableness.

Compensation Components

The major components of our executive compensation program are the following:

• Base Salary	• Equity Awards
• Incentive Cash Bonus	• Other Compensation

Base Salary. Our goal is to provide our senior management with a level of assured cash compensation in the form of base salary commensurate with their position and accomplishments. Base salary is set based on guidelines provided by the Committee. These guidelines require that base salary at each NEO level is set toward the 25th percentile of the peer group and generally falls within the 25th and 50th percentile. We believe that by leaning toward the lower end of our peer group, allows our incentive compensation targets to place more emphasis on performance-based compensation. Mr. Gleeson’s base salary in 2006 was the same as in 2005. The annual base salary increase typically granted all employees was allocated to the bonus portion of Mr. Gleeson’s total compensation for 2006. For 2007, Mr. Gleeson’s base salary was set at the lower end of the 25th to 50th percentile, which is consistent with the Committee’s guidelines. Mr. Gleeson has elected to freeze his base pay for 2007 and all future years he remains at the Company at $367,500 and convert all future base salary increases into equity-based awards. This conversion option is afforded only to our CEO to further align his interests with creating stockholder value while providing him flexibility in personal financial planning.

Base salaries for our other NEOs for 2006 were increased slightly over 2005 levels to a level deemed generally competitive for individuals having similar responsibilities within our peer group. Each NEOs’ base salary is determined based on various factors including: (i) number of years of service; (ii) past achievements relative to the other NEOs; and (iii) the Committee’s determination of the value of the NEOs’ contribution to achieving the long-term goals of the Company and its stockholders. Despite the wide range of factors influencing each NEOs’ base salary, each is evaluated for reasonableness against our peer group. For 2006, each NEOs’ base salary fell in between the 25th and 50th percentiles of our peer group based on their relative rank in salary to similar positions within the group. The base salaries for Messrs. Malden, Massarany, Johnson, and Tucker are included in the “Summary Compensation Table for the Year Ended December 31, 2006” on page 23 of this proxy statement. For 2007, the method for determining the base salaries for each of these NEOs was similarly evaluated for reasonableness to the peer group and adjusted as the Committee deemed appropriate.

Incentive Cash Bonus. The incentive cash bonus plan (the “Bonus Plan”) provides eligible employees with an opportunity to earn financial rewards relative to performance against established goals. Financial, strategic, and individual goals are established annually in the beginning of the year with specific levels of achievement that determine the award level to be earned. Eligibility under our Bonus Plan is reserved to those individuals that have the greatest ability to impact the Company’s success.

We believe that investors in our industry look to several key financial metrics when valuing companies. These metrics include profitability, revenue growth, and the efficiency in which capital is deployed. As a result, we heavily weight our Bonus Plan toward the achievement of one or more key financial goals. Typically, additional goals referred to as individual goals are established for non-executives who will earn a portion of their total bonus if the Company achieves the financial measures and another portion if the individual goals are achieved. Individual goals vary by employee and are typically established during performance reviews by supervisors in the beginning of each year and formally agreed to by the employee.

The Bonus Plan established for 2006 was submitted to the Committee by our CEO and was approved by the Committee on April 5, 2006. Participants may receive all or a portion of their target bonus based on achievement of corporate and individual goals, except that in the case of NEOs, including Mr. Gleeson, the annual bonus is based solely on the Company’s achievement of corporate goals. Under the 2006 Bonus Plan, the Company needed to achieve a minimum operating income level in order to trigger payments from the bonus pool. The target size of the bonus pool is predetermined when the Bonus Plan is established and the actual size of the bonus pool is set based on the actual level of operating income achieved relative to the minimum operating income goal. The actual size of the bonus pool can range from zero percent to 150 percent of the targeted pool size. The bonus pool is then allocated to eligible employees only upon achieving the corporate goals of revenue growth, profitability, and product innovation milestones. If the Company achieves at least the minimum on all three corporate goals, a portion of the bonus pool allocated is available at the level that corresponds to the corporate goal target level actually achieved. Typically corporate goals are aggressive, but attainable. While in the past two years less than 50 percent of the bonus was earned, the financial goals were established commensurate with the expectations of external stockholders and the Board of Directors. While the Committee has the power to modify the terms of our Bonus Plan throughout the periods to which they pertain they did not make any modifications pertaining to the 2006 Bonus Plan and have not made modifications to plans following their approval in the past.

During 2006, only the lowest of each of the three corporate goals was achieved and accordingly 35 percent of the bonus pool was deemed available to all eligible employees including each of the NEOs. For service in 2006, Mr. Gleeson received incentive compensation of $128,625 in the form of performance units and stock options, pursuant to a formula established by the Committee. One half of the incentive compensation value was granted as 2,040 performance units, which were granted as fully vested and will be paid out on the earlier of (i) the later of: (a) three years from date of grant, or (b) termination of employment; or (ii) upon a change of control of the Company. One half of the incentive compensation value was converted to 2,990 stock options, which were granted as fully vested upon grant, with an exercise price of $39.40, which is equal to the closing price of our common stock on the date of grant.

For 2006, Mr. Malden received $40,950, Mr. Massarany received $58,800, Mr. Johnson received $54,600, and Mr. Tucker received $32,032 in bonus in the form of cash.

Non-executives earned the portion of their targeted bonus corresponding to the achievement of the minimum corporate goals and may have earned an additional portion of the targeted bonus for achieving their individual goals. The actual amounts earned and paid vary by individual.

Equity Awards. We believe that stock options continue to provide an important component of NEO compensation. The Company believes that these equity-based compensation awards closely align the Company’s overall performance exhibited in its stock price to the motivation of senior management. The Company and Committee also believe that an appropriate mix of cash compensation and equity-based compensation provides a benefit to the Company because equity-based compensation does not require the use of the Company’s working capital. The Company is mindful however that equity-based compensation results in expense to be recorded in accordance with Generally Accepted Accounting Principles. Historically, the primary form of equity compensation that we awarded consisted of non-qualified and incentive stock options. Stock options provide favorable accounting and tax treatments for the Company and provide a form of incentive compensation common among our peer group. In addition to stock options we have also begun the limited use of restricted share grants, which can be advantageous to the Company from a tax standpoint and use of working capital resources perspective.

Equity-based grants to NEOs and all other employees are approved by the Committee. Generally, the Committee approves equity-based grants under one of the three following cases: (i) new hire incentive compensation; (ii) periodic employee achievement awards; and (iii) annual grants to senior management. With regard to new hire grants, the Committee approves the grants at a scheduled meeting nearest the new hire’s start date. In rare instances approvals of new hire grants may occur prior to the employee starting when a signed employment letter is in hand and the amount of time between approval and start date is negligible. Employee performance grants are considered annually and recommended by managers and submitted for Committee approval at the Committee’s next scheduled meeting. With regard to annual grants made to NEOs, it is generally our practice for the Committee to establish guidelines for these grants during a January meeting. Our Human Resources Department then establishes proposed grants within these guidelines and seeks the formal approval of the Committee in the next few months thereafter. This timing was selected because it enables us to consider Ventana’s prior year performance and our compensation strategies for the new year. The awards are generally made as early as practicable in the year in order to maximize the performance focus for the coming year. Because the Committee’s schedule is determined several months in advance, we believe the proximity of any awards to earnings announcements or other market events is coincidental.

Our practice is to determine the targeted dollar amount of equity compensation that we intend to provide at the beginning of the year based on the estimated fair value of equity awards to be granted. We determine the fair value based upon the Black-Scholes valuation model utilizing employee segmentation, expected holding period, stock price volatility, expected forfeiture rate, and risk free rate assumptions.

Through December 31, 2006, stock option and restricted share awards were granted with time based vesting provisions only and do not require specific performance achievement during the vesting period in order to be earned. In the future we may include performance-based vesting provisions. All restricted share awards granted to date vest over a five year period and options vest according to a variety of schedules.

We granted our annual equity awards to each of our NEOs on February 28, 2007. Mr. Gleeson was granted 61,928 options with an exercise price of $40.25. Mr. Malden was granted 4,750 stock options with an exercise price of $40.25. Mr. Massarany was granted 43,000 stock options with an exercise price of $40.25. Mr. Tucker was granted 18,000 stock options with an exercise price of $40.25. Mr. Malden’s grant vests monthly on a pro rata basis over one year and all other NEO grants, including those to Mr. Gleeson, vest monthly on a pro rata basis over five years.

Other Compensation. In accordance with our compensation philosophy we continue to maintain modest benefits and very limited perquisites for our NEOs. The few perquisites provided to our NEOs during 2006 aggregated to less than $10,000 per NEO. Senior management also participates in Ventana’s other benefits on the same terms as other employees. These benefits include medical and dental insurance, life insurance, and a 15 percent discount on share purchases through our employee stock purchase program. We believe the perquisites and benefits currently offered our NEOs are consistent with, if not below, the median competitive levels for comparable companies.

Stock Ownership Requirements

The Committee has established minimum ownership of Ventana stock requirements for members of senior management to further align management’s incentives with those of stockholders. Upon reaching three years tenure with the Company, the CEO must own equity with a value equivalent to one and a half times their annual salary and at five years tenure must own equity with a value equivalent to five times their annual salary. Senior Vice Presidents must own equity with a value equal to their annual salary upon reaching three years tenure and must own three times their annual salary upon reaching five years tenure. Similarly, Vice Presidents must own equity with a value equal to one half times their annual salary upon reaching three years tenure and must own one and a half times their annual salary upon reaching five years tenure. We believe that these ownership requirements are equivalent to those required by comparable companies.

For directors, the minimum ownership policy requires that all directors hold a minimum amount of Ventana stock equal to the following: (i) $50,000 after one year of tenure; (ii) $150,000 after two years of tenure; (iii) $300,000 after three years of tenure; (iv) $400,000 after four years of tenure; and (v) $500,000 after five years of tenure. We believe these minimum holding requirements are similar to those instituted by companies among peer group.

Board of Director Compensation

Board of director compensation is based upon external data obtained from the Frederic W. Cook & Co., Inc. Director Compensation Survey and reports provided by the National Association of Corporate Directors (“NACD”). These sources indicated that for 2006 companies of our size should provide compensation to directors of approximately $100,000 per year. The NACD also stated that additional compensation of $10,000 for the audit committee chairperson and $5,000 for the compensation committee chairperson is appropriate. Ventana pays these exact recommended levels for base pay and chairperson fees. Additionally, due to the level of involvement of our current Chairman and Vice Chairman of the Board of Directors above and beyond the prescribed duties of their positions on the Board we compensate each with an additional $50,000 per year. All director fees earned are paid in the form of options unless the board member meets the ownership requirements described in the section entitled “Stock Ownership Requirements” above to receive up to 50 percent of these fees in cash and makes this election. The options received for annual fees is calculated as the number of shares equal to the quotient obtained by dividing (i) two times the amount of cash compensation to be converted into options by (ii) the average closing price of Ventana stock during the period from the prior year’s annual meeting through the last trading day before the current annual meeting. The exercise price of the option will be the closing price on the day of grant, which is the annual meeting date. These options vest pro rata in twelve equal monthly installments starting the first day of the month after the annual meeting when the award was made. Any portion of a director’s annual compensation that he or she elects to receive in cash will be paid in twelve equal monthly installments on the same days that the option vests. A director who does not satisfy the applicable minimum ownership requirement may not sell any Ventana stock, except for a “cashless” exercise of the option sufficient to pay the exercise price of the option shares and the related taxes.

A new director will receive two stock option grants upon joining the Board. The first grant, for joining the Board, will be for a number of shares equal to the quotient obtained by dividing (i) four times the amount of the directors’ current cash compensation ($100,000) by (ii) the average closing price of Ventana stock during the twelve month period ending on the last trading day before the director’s election to the Board. The exercise price of the option will be the closing price on the day of the director’s election. Forty percent of the option shares will cliff vest two years after the new director’s election to the Board and the balance will vest at the rate of 1.67 percent per month thereafter, until fully vested. The new director will also receive a grant reflecting his or her annual compensation as a director. The option will be for a number of shares equal to a pro rata portion of the quotient obtained by dividing (i) two times the amount of the director’s current cash compensation ($100,000) by (ii) the average closing price of Ventana stock during the twelve month period ending on the last trading day immediately before the director’s election to the Board. The exercise price of the option will be the closing price on the day of the director’s election, and the option will vest on the day of the next annual meeting of stockholders. The pro rata portion means a fraction, the numerator of which is the number of months until the next annual meeting of stockholders and the denominator of which is twelve. The Committee believes that new director grants are an important tool in recruiting and retaining qualified Board members.

Potential Payments upon Termination or Change-in-Control

Severance. We currently do not have any employment contracts or similar agreements with any of our NEOs or any other person. At the Company’s discretion, and depending on facts and circumstances, Ventana sometimes provides severance payments to terminated employees in exchange for a written release of liability and continued enforcement of nondisclosure and noncompete activity. The decision to provide a severance payment is based on a number of factors, including the reason for termination of the employee and the need for a smooth transition of employee duties. Employees terminated as a result of business down-sizing typically receive severance payments, while employees terminated for violation of the Company’s Business Conduct guidelines, or clear job performance problems do not. Severance payments and agreements are reviewed for appropriateness by our Human Resources and Legal Departments. We believe that the level of severance payments provided is below, or at the same levels as the general practice at comparable companies.

Change in Control. Our senior management and other employees have built Ventana into the enterprise that it is today, and we believe that it is important to protect them in the event of a change of control. Further, it is our belief that the interests of our stockholders will be best served if the interests of our senior management are aligned with them. Providing change of control benefits should eliminate, or at least reduce the reluctance of, senior management to pursue potential change in control transactions that may be in the best interests of stockholders. We believe that, relative to the overall value of Ventana, these potential change in control benefits would not have a significant impact on such a transaction. Change of control is generally defined as a purchase of 51 percent or more of Ventana’s stock, a merger or consolidation of the Company where 75 percent of the equity of the Company is held by another entity, or a substantial change or dissolution of the Board of Directors. In the event of a change of control, the terms of our stock option plans stipulate that several rights would be conveyed to directors, officers, and non-executive employees.

In the event of a change of control all options held by directors would be assumed, or an equivalent award be substituted by the successor corporation at the successor’s preference. All equity awards will fully vest and have the right to be exercised and to the extent that there are restrictions on restricted stock or other equity-based awards, these will lapse.

All options held by any employee would be assumed, or an equivalent award be substituted by the successor corporation, at the successor’s discretion. In the event that the successor corporation refuses to assume or substitute for the equity award, the award would fully vest and become exercisable. In addition, for all executive officers that are terminated within a 24 month period from the change of control date their equity awards would fully vest and become exercisable. Options held by the CEO and CFO would fully vest and become exercisable in the event of a change of control.

In addition, all employees terminated as a result of a change in control would be entitled to receive any benefits that they would have been otherwise entitled to receive under our 401(k) plan, although these benefits are not accelerated or increased. These employees would also be entitled to severance according to Company practice as described under the sub-section entitled “Severance” above. We believe that these levels of benefits are consistent with general practice among our peers.

The table below conveys the impact of accelerating all outstanding options for each of our NEOs assuming a hypothetical change of control occurring as of December 31, 2006. The “Number of Unvested Options Outstanding” column contains the number of options held by each NEO as of December 31, 2006 which are not vested and would vest under the provisions of our change of control policy. The “Intrinsic Value if Exercised” column is the total number of unvested options outstanding multiplied by our stock price of $43.03 as of December 31, 2006.

Change of Control Benefits as of December 31, 2006

Name and Principal Position	Unvested Options Outstanding (#)	Intrinsic Value if Exercised ($)
Christopher Gleeson President, Chief Executive Officer, and Director	41,982	1,806,485

Nicholas Malden Senior Vice President, Chief Financial Officer, and Corporate Secretary	19,681	846,873

Hany Massarany Executive Vice President, Worldwide Operations	25,932	1,115,854

Timothy Johnson Senior Vice President, Global Business Services	24,717	1,063,573

Mark Tucker Senior Vice President, General Counsel	—	—

Taxation Considerations

We have considered the potential impact of Section 162(m) of the Internal Revenue Code adopted under the Federal Revenue Reconciliation Act of 1993. Section 162(m) disallows a tax deduction for publicly held corporations for individual compensation exceeding $1.0 million in any taxable year for the NEOs, unless compensation is performance-based. The compensation paid to each of our NEOs is beneath the $1.0 million threshold. And, we believe any options granted under our stock option plans will meet the requirement as performance-based compensation under the transition provisions provided in the regulations under Section 162(m). Therefore, we believe Section 162(m) will not reduce available tax deductions.

COMPENSATION OF EXECUTIVES

Summary Compensation

The following table sets forth all compensation paid or earned for service during 2006 to our Chief Executive Officer, Chief Financial Officer, and three most highly compensated executive officers.

Summary Compensation Table for the Year Ended December 31, 2006

Name and Principal Position	Year	Salary(1) ($)	Stock Awards ($)		Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Christopher Gleeson President, Chief Executive Officer, and Director	2006	367,500	—		447,064	—	2,963	817,527

Nicholas Malden Senior Vice President, Chief Financial Officer, and Corporate Secretary	2006	257,308	—		145,774	40,950	—	444,032

Hany Massarany Executive Vice President, Worldwide Operations	2006	273,269	—		223,094	58,800	—	555,163

Timothy Johnson Senior Vice President, Global Business Services	2006	254,481	—		243,428	54,600	—	552,509

Mark Tucker Senior Vice President, General Counsel	2006	226,431	89,784	(5)	—	32,032	—	348,247

(1)	Base salary includes cash compensation none of which was deferred or converted to equity in lieu of cash.

(2)	The “Option Awards” column contains the compensation expense recorded for the year ended 12/31/2006 associated with options held by each NEO.

(3)

The “Non-Equity Incentive Plan Compensation” column includes the cash compensation earned by each NEO pursuant to meeting the criteria under the 2006 Bonus Plan approved on April 5, 2006 for performance during 2006. These awards were paid in March of 2007.

(4)	The “All Other Compensation” column includes perquisites that are not individually disclosed and quantified in this footnote as they aggregate to less than $10,000 per NEO.

(5)

This stock award is for the compensation expense incurred during 2006 associated with the 11,000 restricted shares granted to Mr. Tucker upon his hiring in 2005. These restricted shares are five year cliff vesting.

Grants of Plan-Based Awards

2006 Bonus Plan. The 2006 Bonus Plan provides for a cash bonus to be earned by each of our executives named in the “Summary Compensation Table for the Year Ended December 31, 2006” on page 23 upon achieving the stated corporate goals. The potential cash bonuses for fiscal year 2006 to be paid in 2007 at target and maximum performance levels are set forth in the table below.

2005 Equity Plan. The 2005 Equity Plan provides for equity-based compensation to be granted to employees. The numbers of options granted, grant dates, and exercise prices of stock option awards to each of our executives named in the “Summary Compensation Table for the Year Ended December 31, 2006” on page 23 under this plan are set forth in the table below.

Grants Under the 2006 Bonus Plan and the 2005 Equity Plan for the Year Ended December 31, 2006

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards (3) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Christopher Gleeson	4/5/2006 3/2/2007 3/2/2007 2/28/2007	— — —	367,500 — —	551,250 — —	(1)	2,040	(1)	2,990 61,928	(1)	39.40 40.25	(1)	60,071 80,376 1,271,227	(1) (1)

Nicholas Malden	4/5/2006 2/28/2007	—	117,000	175,500	(2)			4,750		40.25		84,123

Hany Massarany	4/5/2006 2/28/2007	—	168,000	252,000	(2)			43,000		40.25		761,530

Timothy Johnson	4/5/2006	—	156,000	234,000	(2)

Mark Tucker	4/5/2006 2/28/2007	—	91,520	137,280	(2)			18,000		40.25		318,780

(1)

Mr. Gleeson elected to receive a performance unit grant equal to 50 percent of the notional value of the bonus of $128,625 earned for 2006 times 1.25 and stock options equal to 50 percent of this notional value times two and divided by the average closing price of the Company’s stock for the 365 days preceding the date of grant of $43.03. The performance units were granted fully vested and the award will be settled on the earlier of (i) the later of: (a) three years from date of grant, or (b) termination of employment; or (ii) upon a change of control of the company. The options were granted fully vested.

(2)	The bonus earned for service during 2006 and paid in 2007 to Messrs. Malden, Massarany, Johnson, and Tucker was paid in cash.

(3)	The “Grant Date Fair Value of Stock and Option Awards” column contains the grant date fair value as determined for financial reporting purposes under SFAS 123(R).

Outstanding Equity Awards

The following tables set forth option and restricted share equity awards outstanding as of December 31, 2006 to the officers named in the “Summary Compensation Table for the Year Ended December 31, 2006” on page 23.

Outstanding Equity Awards at December 31, 2006

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options			Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested(1) ($)
Name	Exercisable (#)	Unexercisable (#)
Christopher Gleeson	5,728	—		8.94	1/26/2009
	29,098	—		8.75	4/12/2009
	32,000	—		11.75	1/1/2010
	9,250	—		11.75	1/24/2010
	—	1,166	(2)	10.06	1/22/2012
	68,834	—		10.06	1/22/2012
	20,000	—		10.06	1/22/2012
	32,854	—		10.12	1/27/2013
	57,184	5,878	(3)	10.12	1/27/2013
	—	9,938	(3)	10.12	1/27/2013
	35,000	25,000	(4)	22.37	1/26/2014
	84,934	—		22.37	1/26/2014
	10,000	—		33.73	12/28/2014
	10,000	—		35.42	12/28/2014
	10,000	—		37.19	12/28/2014
	10,000	—		39.05	12/28/2014
	10,000	—		41.00	12/28/2014
	11,000	—		42.41	12/15/2015
	11,000	—		44.43	12/15/2015
	11,000	—		46.45	12/15/2015
	11,000	—		48.47	12/15/2015
	11,000	—		50.49	12/15/2015
	1,801	—		35.95	3/3/2016
						1,230	(5)	52,927

Nicholas Malden	35,726	—		10.00	7/24/2010
	7,955	517	(2)	10.06	1/22/2012
	3,771	6,664	(3)	10.12	1/27/2013
	2,295	—		10.12	1/27/2013
	17,500	6,307	(4)	22.37	1/26/2014
	—	6,193	(4)	22.37	1/26/2014
	12,764	—		22.37	1/26/2014
	5,000	—		33.73	12/28/2014
	5,000	—		35.42	12/28/2014
	5,000	—		37.19	12/28/2014
	5,000	—		39.05	12/28/2014
	5,000	—		41.00	12/28/2014
	4,000	—		42.41	12/15/2015
	4,000	—		44.43	12/15/2015
	4,000	—		46.45	12/15/2015
	4,000	—		48.47	12/15/2015
	4,000	—		50.49	12/15/2015

Outstanding Equity Awards at December 31, 2006 (Continued)

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options			Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested(1) ($)
Name	Exercisable (#)	Unexercisable (#)
Hany Massarany	10,955	—		12.25	1/24/2010
	7,982	—		10.06	1/22/2012
	21,540	600	(2)	10.06	1/22/2012
	3,957	—		10.12	1/27/2013
	8,172	8,666	(3)	10.12	1/27/2013
	23,334	11,252	(4)	22.37	1/26/2014
	—	5,414	(4)	22.37	1/26/2014
	15,292	—		22.37	1/26/2014
	6,200	—		33.73	12/28/2014
	6,200	—		35.42	12/28/2014
	6,200	—		37.19	12/28/2014
	6,200	—		39.05	12/28/2014
	6,200	—		41.00	12/28/2014
	7,000	—		42.41	12/15/2015
	7,000	—		44.43	12/15/2015
	7,000	—		46.45	12/15/2015
	7,000	—		48.47	12/15/2015
	7,000	—		50.49	12/15/2015

Timothy Johnson	—	334	(2)	10.06	1/22/2012
	167	—		10.06	1/22/2012
	343	—		10.06	1/22/2012
	1,657	1,000	(2)	10.06	1/22/2012
	1,033	6,717	(3)	10.12	1/27/2013
	—	9,006	(4)	22.37	1/26/2014
	1,333	7,660	(4)	22.37	1/26/2014
	5,500	—		44.43	12/15/2015
	5,500	—		46.45	12/15/2015
	5,500	—		48.47	12/15/2015
	5,500	—		50.49	12/15/2015

Mark Tucker	3,600	—		42.41	12/15/2015
	3,600	—		44.43	12/15/2015
	3,600	—		46.45	12/15/2015
	3,600	—		48.47	12/15/2015
	3,600	—		50.49	12/15/2015
						11,000	(6)	473,330

(1)

The “Market Value of Shares of Stock That Have Not Vested” column is calculated using the closing stock price of Ventana’s common stock on December 31, 2006 of $43.03 multiplied by the number of shares issuable upon vesting of the restricted stock award.

(2)	Options granted in January 2002 vest over five years, four fifths of these options were vested as of December 31, 2006 and the remaining one fifth vested on January 22, 2007.

(3)

Options granted in January 2003 vest over five years, three fifths of these options were vested as of December 31, 2006, one fifth vested on January 27, 2007, and one fifth will vest on January 27, 2008.

(4)

Options granted in January 2004 vest over a five years, two fifths of these options were vested as of December 31, 2006, one fifth vested on January 26, 2007, and two fifths will vest one fifth on January 26, 2008 and one fifth on January 26, 2009.

(5)

This outstanding restricted stock award will be settled on the earlier of i) the later of: a) three years from the date of grant or March 3, 2009, or b) termination of employment; or ii) upon change of control.

(6)

This outstanding restricted stock award fully vests on 12/15/2010 pursuant to the five year cliff vesting provisions of the grant. If the executive terminates employment with Ventana before 12/15/2010 all shares shall be forfeited.

Option Exercises and Stock Vested

The following table sets forth information concerning option exercises during 2006 and the restricted share awards which vested as of December 31, 2006, by the officers named in the “Summary Compensation Table for the Year Ended December 31, 2006” on page 23.

Option Exercise and Stock Vested for 2006

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(2) ($)
Christopher Gleeson	100,598	3,572,701	—	—
Nicholas Malden	62,313	2,209,733	—	—
Hany Massarany	50,000	1,778,372	—	—
Timothy Johnson	112,124	2,698,630	—	—
Mark Tucker	—	—	—	—

(1)

The “Value Realized on Exercise” column under the “Option Awards” section is calculated as the difference between the exercise price and the market price on the day of exercise multiplied by the number of shares acquired upon exercise.

(2)

The “Value Realized on Vesting” column under the “Restricted Share Awards” column is the aggregate dollar value realized upon vesting of the award, calculated as the number of shares acquired upon vesting multiplied by the ending market price per share on that day.

COMPENSATION OF DIRECTORS

For service in 2006 board members received a number of options in December 2005 equal to the result obtained by multiplying their annual retainer of $100,000 by four and then dividing by the preceding twelve month average closing stock price. These fully vested options were granted on December 15, 2005 at an exercise price set at a five percent premium over the stock price on the grant date. For their service on the Board of Directors as Chairman and Vice Chairman, respectively, Jack Schuler and John Patience each received an additional $50,000 retainer. For his service on the Board of Directors as Chairman of the Audit Committee, Rod Dammeyer received an additional $10,000 retainer. James Weersing received an additional $5,000 retainer for serving as the Chairman of the Compensation Committee. All of these additional retainers were also converted to options pursuant to the formula discussed above. Directors who are employees of Ventana Medical Systems, Inc. are not separately compensated for their service as a Board member. These options were granted to retain the service of the Board members for 2006 and as a result of being granted fully vested during the 2005 fiscal year no compensation expense was recorded during 2006 associated with these grants consistent with the accounting required under SFAS 123(R). Additionally, no other compensation was paid to Board members during 2006.

As of December 31, 2006 each director had the following number of options outstanding: Thomas Brown 43,531; Rod Dammeyer 32,411; Edward Giles 111,141; Christopher Gleeson 523,665; Thomas Grogan 191,347; Mark Miller 124,141; John Patience 752,083; Jack Schuler 558,083; and James Weersing 76,626.